UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Nuvini Provides Highlights Outlook and Growth Opportunities as it Begins Trading

The company’s shares debuted on Nasdaq under the ticker NVNI

October 3, 2023 08:42 AM Eastern Daylight Time

NEW YORK—(BUSINESS WIRE)—Nvni Group Limited (Nasdaq:NVNI) (“Nuvini”), the leading serial acquirer of private SaaS B2B companies in Latin America, today highlighted a bright path forward.

With 17 identified acquisition candidates in Brazil, the Company intends to use proceeds from the listing as growth capital in the attractive Latin American market highlighted by lower technology penetration levels and rapid growth. Nuvini plans to rely on its capital allocation track record to scale its platform and drive growth across its portfolio companies. Nuvini’s existing portfolio of SaaS companies consists of seven companies: leadlovers, Ipê Digital, Effecti, Datahub, Onclick, Mercos and SmartNX.

Looking ahead, CEO Pierre Schurmann noted, “As we look ahead, we expect to provide unmatched exposure to the growing SaaS market in LatAm where growth potential is significant. So far this year, we are on target to reach our net operating revenue estimates of U$40 million in 2023. Further we have been able to improve efficiency and are on target to improve our adjusted EBITDA margin, from our original target of 17.3% to a new estimated target of 24.7%.

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is the leading private serial software business acquirer in Latin America. The Nuvini Group acquires software companies within SaaS markets in Latin America. It focuses on acquiring profitable “business-to-business” SaaS companies with a consolidated business model, recurring revenue, positive cash generation and relevant growth potential. The Nuvini Group enables its acquired companies to provide mission-critical solutions to customers within its industry or sector. Its business philosophy is to invest in established companies and foster an entrepreneurial environment that would enable companies to become leaders in their respective industries. The Nuvini Group’s goal is to buy, retain and create value through long-term partnerships with the existing management of its acquired companies. To date, Nuvini Group’s portfolio of SaaS companies consists of Effecti Tecnologia Web Ltda., Leadlovers Tecnologia Ltda., Ipê Tecnologia Ltda., Dataminer Dados, Informações e Documentos Ltda., OnClick Sistemas de Informação Ltda., Simplest Software Ltda. and SmartNX Tecnologia Ltda.

Nuvini completed its business combination with Mercato Partners Acquisition Corporation on September 29, 2023 and began trading on the Nasdaq Capital Market on October 2, 2023.

For more information, visit www.nuvini.co

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this press release include or may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended (the “Exchange Act”), which are intended to be covered by the safe harbors created by those laws. These forward-looking statements include, but are not limited to, statements regarding the expectations, hopes, beliefs, intentions or strategies regarding the future. The forward-looking statements contained in this press release are based on current expectations and beliefs concerning future developments and their potential effects on Nuvini. There can be no assurance that future developments affecting Nuvini will be those that we have anticipated. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. All statements other than statements of historical fact may be forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “forecast,” “outlook,” “aim,” “target,” “will,” “could,” “should,” “may,” “likely,” “plan,” “probably” or similar words may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements contained in this press release include, but are not limited to, statements about the ability of Nuvini to:

•	maintain the listing of its Ordinary Shares and Warrants on the Nasdaq Capital market;

•	address the risk that the consummation of its business combination disrupts current plans and operations of Nuvini;

•	realize the benefits expected from the business combination and the transactions contemplated thereby;

•

achieve projections and anticipate uncertainties relating to the business, operations and financial performance of Nuvini, including (i) expectations with respect to financial and business performance, including financial projections and business metrics and any underlying assumptions, (ii) expectations regarding market size, future acquisitions, partnerships or other relationships with third parties, (iii) expectations on Nuvini’s proprietary technology and related intellectual property rights, and (iv) future capital requirements and sources and uses of cash, including the ability to obtain additional capital in the future;

•	retain and hire necessary employees;

•	attract, train and retain effective officers, key employees or directors;

•	enhance future operating and financial results;

•	comply with applicable laws and regulations;

•	stay abreast of modified or new laws and regulations applying to its business, including privacy regulation;

•	anticipate the impact of, and response to, new accounting standards;

•	anticipate the significance and timing of contractual obligations;

•	maintain key strategic relationships with partners and customers;

•	successfully defend litigation;

•	upgrade, maintain and secure information technology systems;

•	acquire, maintain and protect intellectual property;

•	anticipate rapid technological changes;

•	meet future liquidity requirements;

•	effectively respond to general economic and business conditions;

•	obtain additional capital; and

•	successfully deploy the proceeds from the Business Combination.

While forward-looking statements reflect Nuvini’s good faith beliefs, they are not guarantees of future performance. Nuvini disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this press release, except as required by applicable law. For a further discussion of these and other factors that could cause Nuvini’s future results, performance or transactions to differ significantly from those expressed in any forward-looking statement, please see the section “Risk Factors” of the Form F-4 most recently filed by Nuvini with the U.S. Securities and Exchange Commission. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to Nuvini.

Contacts

Gregory FCA for Nuvini

Heather Crowell

Executive Vice President

Media Contact:

Gregory FCA for Nuvini

Matt McLoughlin

Senior Vice President

matt@gregoryfca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: October 6, 2023	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer